SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 25, 2019.

By letter dated November 25, 2019, the Company reported that its subsidiary Brasilagro – Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), has informed to the market that it has signed a merger agreement with Agrifirma Brasil Holding S.A. (“Agrifirma Holding”), Agrifirma Brasil Agropecuária S.A. (“Agrifirma Agropecuária”), among others, on November 22, 2019, Merger Agreement and Other Covenants (“Merger Agreement”), through which it was agreed that subject to certain suspensive conditions therein, BrasilAgro will acquire Agrifirma Holding. Therefore, (i) BrasilAgro will hold 100% (one hundred percent) of the total voting share capital of Agrifirma Agropecuária and (ii) the shareholders of Agrifirma Holding will hold common shares issued by BrasilAgro, all registered, book-entry and with no par value, as well as the Subscription Warrant (“Merger”).

Agrifirma Holding owns the entire share capital of Agrifirma Agropecuária, which, in turn, is a company of agricultural exploitation and development, holding 28,930 agricultural hectares located in the west of Bahia state in Brazil.

Due to the Merger (and subject to the adjustment of the exchange ratio agreed between the Parties under the Merger Agreement), (i) the share capital of BrasilAgro will be increased by R$ 115,586,576.79, from R$584,224,000.00 to R$ 699,810,576.79, by issuing 5,215,385 new common, registered, book-entry shares with no par value of the Company, which will be subscribed and paid by the shareholders of Agrifirma Holding, and (ii) by issuing a Subscription Warrant in favor of AB (Holdings) 1 S.À.R.L (“AB Holdings”), a shareholder of Agrifirma Holding, which will entitle AB Holdings (or its allowed successors and assignors) to up to 654,487 common, registered, book-entry shares with no par value (“Subscription Warrant” and “Initial Exchange Ratio”).

Under the Merger Agreement, the new ordinary shares and the Subscription Warrant may be increased or decreased, as the case may be, due to certain circumstances, such as adjustment of the Initial Exchange Ratio and subject to the restrictions to transfer BrasilAgro’s shares.

The Initial Exchange Ratio was agreed between BrasilAgro and the shareholders of Agrifirma Holding, based on the net worth of the Companies on June 30, 2019 (considering specially the properties held by the Companies) - according to an appraisal by Deloitte Touche Tohmatsu Consultores Ltda., adjusted due to the negotiations between the Companies. Pursuant to the Initial Exchange Ratio, (i) each shareholder of Agrifirma Holding (other than AB Holdings) shall receive one (1) share of BrasilAgro for each 58.82 shares issued by Agrifirma Holdings, and (ii) AB Holdings shall receive one (1) share of BrasilAgro for each 78.43 shares issued by Agrifirma Holdings.

The consummation of the Merger with the due extinction of Agrifirma Holding and succession, by BrasilAgro, of all its assets, rights and obligations, with no continuity solution, will be subject to the fulfillment of certain suspensive conditions set forth in the Merger Agreement, including, but not limited to, approval of the Merger by the Administrative Council for Economic Defense - CADE, and by the shareholders of the Companies in extraordinary shareholders’ meetings, to be duly convened for this purpose.

The Merger will allow the optimization and growth of BrasilAgro’s businesses, through the use of synergies with Agrifirma Agropecuária and its subsidiaries and the exploration of areas perceived as strategic. Additionally, BrasilAgro expects operational, financial and commercial benefits such as the dilution of general and administrative expenses; synergies and scale gains in Bahia cluster operations, because the areas operated by Agrifirma are close to Chaparral and Jatobá farms, and land value generation potential considering that part of the area is not developed.

As a result of this transaction, Cresud's stake in BrasilAgro, net of treasury shares, would be reduced to approximately 39%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 25, 2019